                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 11-K



(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________


                          Commission file number 1-7006


                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)


                         BRUSH ENGINEERED MATERIALS INC.
                             17876 St. Clair Avenue
                              Cleveland, Ohio 44110


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)




                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      BRUSH ENGINEERED MATERIALS INC.
                                      SAVINGS AND INVESTMENT PLAN



                                      By /s/ Michael C. Hasychak

                                         Vice President, Treasurer and Secretary
                                         Brush Engineered Materials Inc.



Date: June 18, 2002

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN




REQUIRED INFORMATION
--------------------

                                                                      Page No.

            Report of Independent Auditors                                1

            Statements of Net Assets Available for Benefits -
            December 31, 2001 and 2000                                    2

            Statement of Changes in Net Assets Available for
            Benefits - Year Ended December 31, 2001                       3

            Notes to Financial Statements                               4-9

            Schedule required to be filed under ERISA

            a.  Schedule H, Line 4i, Schedule of Assets (Held
                at End of Year)                                          10

            Exhibits

            23.1  Consent of Ernst & Young LLP, Independent Auditors     11

                         Report of Independent Auditors


Plan Administrator
Brush Engineered Materials Inc.
Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Brush Engineered Materials Inc. Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                          /s/ Ernst & Young, LLP



Cleveland, Ohio
June 21, 2002

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           DECEMBER 31
                                                     2001               2000
                                                 ------------       ------------
ASSETS

Investments                                      $112,634,872       $126,225,677

Contribution receivables:
    Employer                                           18,625             61,258
    Participants                                      109,653            182,837
                                                 ------------       ------------
Total contribution receivables                        128,278            244,095
                                                 ------------       ------------

Dividends and interest receivable                           -            148,531
Pending purchases                                         509             54,261
                                                 ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                $112,763,659       $126,672,564
                                                 ============       ============


See accompanying notes to financial statements.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2001


ADDITIONS

Net investment (loss)/income:
   Net depreciation in fair value of investments                  $ (17,844,578)
   Interest and dividends                                             2,761,346
                                                                  -------------
                                                                    (15,083,232)

Contributions:
   Participants                                                       7,742,004
   Employer                                                           2,413,026
   Rollover                                                             474,461
                                                                  -------------
                                                                     10,629,491
                                                                  -------------

Total additions (negative)                                           (4,453,741)

DEDUCTIONS

Benefits paid directly to participants                                9,437,006
Administration fee                                                       18,158
                                                                  -------------

Total Deductions                                                      9,455,164
                                                                  -------------

Net decrease                                                         13,908,905

Net assets available for benefits:
   Beginning of year                                                126,672,564
                                                                  -------------

   End of year                                                    $ 112,763,659
                                                                  =============


See accompanying notes to financial statements.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
                        AND YEAR ENDED DECEMBER 31, 2001


NOTE A - DESCRIPTION OF THE PLAN

The following description of the Brush Engineered Materials Inc. Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan that covers certain eligible employees of Brush Engineered Materials Inc. (Company and Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Plan provides for basic contributions on behalf of employees up to 6% of their earnings through either salary reduction or employee after-tax contributions. Historically, basic contributions were matched by the Company at the rate of 50% of such contributions. Effective October 2001, the Company reduced the matching amount to 25% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to 100%) by action of the Company's Board of Directors.

An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 9% of earnings which are not matched by Company contributions and which may be made in any combination of salary reduction and/or after-tax contributions.

An employee's contributions made to the Plan on a salary reduction basis may not exceed certain maximum amounts. The maximum amount was $10,500 in 2001.

Participants can direct their basic, supplemental and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan, in increments of 1%. Prior to October 2, 2000, all Company matching contributions were invested in the Company Stock Fund except with respect to participants age 55 or older who could transfer such contributions to other investment funds.

Effective October 2, 2000, the plan was amended to allow the plan to accept rollover contributions from other qualified plans and no longer require the company's matching contributions made on or after September 24, 2000 to be invested in the Company Stock Fund. Participants were still limited as to amounts that can be transferred from the Company Stock Fund related to pre-September 24, 2000 company matching contributions until the March 2002 amendment which removed the restrictions on such transfers.

PAYSOP FEATURE

The Plan, as originally adopted, included a Payroll Stock Ownership Plan (PAYSOP) feature that applied through 1986. Under the PAYSOP, the Company made contributions based upon a percentage of payroll and was afforded an additional credit against federal income tax up to the amount allowable

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

by the Internal Revenue Code. The PAYSOP contribution by the Company, which could be in Common Stock of the Company or cash used to purchase Common Stock of the Company, was a percentage of the compensation paid to all employees who made salary reduction contributions to the Plan at any time during the year and who were members of the Plan as of the last pay period of such year. The shares of Common Stock of the Company contributed or purchased were allocated equally to all eligible participants.

VESTING

All employee and Company matching contributions are fully vested at all times.

PARTICIPANT LOANS

A participant may borrow funds from his account, excluding his interest in the PAYSOP Fund, provided such loan is secured by the participant's interest in his account and evidenced by a promissory note executed by the participant.

PAYMENT OF BENEFITS

At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee, Company matching and PAYSOP contributions credited to the employee's account plus or minus any net gain or loss thereon.

The value of distributions and withdrawals is based on the value of a participant's account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

Distribution to a participant or a person designated by the participant as his death beneficiary is made under one of the following methods as elected by the participant:

         (i)      Lump sum payment in cash; or

         (ii) Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP Fund will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash.


INSURANCE POLICIES
Prior to June 1, 1989, participants who were employees of Williams Advanced Materials Inc. could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from the former Williams Advanced Materials Inc. Savings and Investment Plan assets. Life insurance policies on the lives of participants, purchased under the former Williams Advanced Materials Inc. Savings and Investment Plan prior to July 1, 1989, may continue to be held.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Investments are stated at fair value. Investment in securities traded on national securities exchanges are valued at the latest reported closing price. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investment in participation units of the money market funds are stated at fair value as determined by Fidelity Management Trust Company, the Trustee. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE C - INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                                                                Net Realized
                                                                                               and Unrealized
                                                                                               Depreciation in
                                                                                                Fair Value of
                                                                                                 Investments
                                                                                             --------------------

        Brush Engineered Materials Inc. Common Stock                                                $ (6,935,031)
        Shares of registered investment companies                                                    (10,909,547)
                                                                                             --------------------
                                                                                                    $(17,844,578)
                                                                                             ====================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                      December 31
                                                                               2001                    2000
                                                                       -----------------         ----------------
        Vanguard Asset Allocation Fund                                     $ 10,401,826             $ 11,255,716
        PIMCO Total Return Fund                                               8,282,392                7,275,279
        Brush Engineered Materials Inc. Common Stock*                        16,684,325               24,557,529
        TORRAY Fund                                                           9,778,642                9,300,955
        Fidelity Blue Chip Growth Fund                                       24,785,478               30,921,259
        Fidelity Diversified International Fund                               6,929,299                8,033,005
        Fidelity Money Market Trust: Retirement
           Money Market Portfolio                                             9,346,813                8,585,349
        Spartan U.S. Equity Index Fund                                       16,900,832               19,390,865


*Non-participant directed.

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

The Brush Engineered Materials Inc. Common Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                                                    December 31
                                                                           2001                     2000
                                                                    --------------------     --------------------
        Net assets:
           Brush Engineered Materials Inc. Common Stock                    $ 16,684,325             $ 24,557,529
           Employee Benefits Money Market Fund                                  308,550                  444,040
           Contribution receivables:
              Employer                                                                -                    5,608
              Participants                                                            -                   15,167
           Income receivable                                                          -                  148,531
           Pending purchases                                                        509                   54,261
                                                                    --------------------     --------------------
                                                                           $ 16,993,384             $ 25,225,136
                                                                    ====================     ====================

                                                                                                 Year Ended
                                                                                              December 31, 2001
                                                                                             --------------------
        Changes in net assets:
           Contributions                                                                                 571,762
           Interest                                                                                       18,671
           Dividends                                                                                     292,386
           Net realized and unrealized depreciation in fair value                                     (6,935,031)
           Distributions to participants                                                                (877,348)
           Net loan activity                                                                            (335,777)
           Net transfers to participant-directed investments                                            (966,415)
                                                                                             --------------------
                                                                                                    $ (8,231,752)
                                                                                             ====================

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE E - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2001:

Net assets available for benefits per
  the financial statements                                  $112,763,659
Amounts allocated to withdrawn participants                     (111,949)
                                                     --------------------
Net assets available for benefits per 5500                  $112,651,710
                                                     ====================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the
  financial statements                                        $9,437,006
Plus: amounts allocated on Form 5500 to
  withdrawn participants at December 31, 2001                    111,949
                                                     --------------------
Benefits paid to participants per the 5500                    $9,548,955
                                                     ====================

Amounts allocated to withdrawn particpants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.


NOTE F - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 30, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.


NOTE G - TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal, accounting, and administrative expenses of the Plan are paid by the Company. Other than as described above or pursuant to the trust agreement, the Plan did not have any agreements or transactions with parties-in-interest.

During 2001, the Plan had the following transactions related to shares of Brush Engineered Materials Inc. Common Stock:

                    Purchases                        $2,248,608
                    Sales                             3,511,445
                    Dividend Income                     432,609

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                        EIN: 34-1919973 PLAN NUMBER - 003
                               SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2001



                                                                  DESCRIPTION                                       CURRENT
                           IDENTITY OF ISSUE                     OF INVESTMENT                COST**                 VALUE
                           -----------------                     -------------                ------                 -----

Brush Engineered Materials Inc. Common Stock *                 1,171,652 shares             $21,834,709               $16,684,325

Shares of registered investment companies:

        Vanguard Asset Allocation Fund                        476,929.220 shares                                       10,401,826

        PIMCO Total Return Fund                               791,815.647 shares                                        8,282,392

        Franklin Small-Mid Cap Growth Fund                     72,144.692 shares                                        2,248,750

        TORRAY Fund                                           260,555.337 shares                                        9,778,642

        Fidelity Blue Chip Growth Fund*                       577,211.868 shares                                       24,785,478

        Fidelity Diversified International Fund*              363,170.782 shares                                        6,929,299

        Fidelity Freedom Income Fund*                          16,939.792 shares                                          185,152

        Fidelity Freedom 2000 Fund*                            41,458.324 shares                                          477,600

        Fidelity Freedom 2010 Fund*                            53,259.007 shares                                          671,596

        Fidelity Freedom 2020 Fund*                            90,050.436 shares                                        1,132,834

        Fidelity Freedom 2030 Fund*                            38,856.139 shares                                          488,033

        Fidelity Freedom 2040 Fund*                            31,972.663 shares                                          236,278

        Spartan U.S. Equity Index Fund*                       415,866.936 shares                                       16,900,832
                                                                                                               -------------------
                                                                                                                       82,518,712

Money market funds:

        Fidelity Employee Benefits Money Market Fund*            308,550 units                308,550                     308,550

        Fidelity Money Market Trust: Retirement Money
           Market Portfolio*                                 9,346,813.470 shares                                       9,346,813
                                                                                                               -------------------
                                                                                                                        9,655,363


Participant Promissory Notes *                                   3.04% - 6.96%
                                                              with maturity dates
                                                                 through 2016                                           3,776,472
                                                                                                               -------------------

                                                                                                                     $112,634,872
                                                                                                               ===================

        * Party-in-interest to the Plan.
        ** Cost presented for non-participant-directed investments.